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                           February 7, 2024

       Christopher E. Herald
       President and Chief Executive Officer
       Solitario Resources Corp.
       4251 Kipling Street, Suite 390
       Wheat Ridge, CO 80033

                                                        Re: Solitario Resources
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed January 31,
2024
                                                            File No. 333-276775

       Dear Christopher E. Herald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Peter Waltz